UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

InterDigital, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	1-33579	82-4936666
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 Bellevue Parkway, Suite 300, Wilmington, DE	19809
(Address of principal executive offices)	(Zip Code)

Jannie K. Lau

Chief Legal Officer, General Counsel

and Corporate Secretary

302-281-3600

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

This Form SD is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2018 to December 31, 2018 (the “Reporting Period”).

InterDigital, Inc. (the “Company”) designs and develops advanced technologies that enable and enhance wireless communications and capabilities. Since our founding in 1972, our engineers have designed and developed a wide range of innovations that are used in digital cellular and wireless products and networks, including 2G, 3G, 4G and IEEE 802-related products and networks, as well as video processing, coding and display technology. Given our long history and focus on advanced research and development, we have one of the most significant patent portfolios in the wireless and video industries. We derive revenues primarily from patent licensing, with contributions from patent sales, product sales, technology solutions licensing and sales and engineering services.

As part of the Company’s compliance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) concerning conflict minerals, we evaluated the products that we manufacture or contract to manufacture to determine whether any such products contain conflict minerals that are necessary to the functionality or production of those products. The SEC defines the term “conflict mineral” to mean columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. In connection with such evaluation, we determined that one of our wholly-owned subsidiaries, Hillcrest Laboratories, Inc., manufactured or contracted to manufacture a small number of products during the Reporting Period that included components containing conflict minerals that are necessary to the functionality or production of those products (the “Covered Products”). The Covered Products represent an extremely small fraction of the Company’s revenue base, generating less than one percent of our total revenues for the Reporting Period.

Reasonable Country of Origin Inquiry (“RCOI”)

Following our initial determination that the Covered Products contain conflict minerals, we conducted a good faith RCOI reasonably designed to determine whether such conflict minerals may have originated in the Democratic Republic of Congo or an adjoining country (the “Covered Countries”). As part of this process, we obtained Conflict Minerals Reporting Templates (“CMRTs”) from suppliers who supplied components to us during the Reporting Period that contained one or more conflict minerals. The CMRT is regarded as the most common reporting tool for conflict minerals content and sourcing information worldwide, developed by several of the world’s leading consumer electronics companies.

CMRTs were reviewed for completeness and consistency, and, to the extent possible, we determined the specific conflict minerals that were supplied to us by each supplier in order to analyze each supplier’s CMRT more precisely. If a supplier did not provide a CMRT, we contacted such supplier for information about its conflict minerals policy and sourcing and reviewed such supplier’s conflict minerals disclosure on its public website, to the extent made available. After reviewing the CMRTs and other information provided or otherwise made available to us, we requested additional supplier information and followed up with suppliers as necessary.

Determination

Based on the results of our RCOI, the Company determined that certain conflict minerals contained in the Covered Products may have originated in the Covered Countries, and therefore exercised due diligence on the source and chain of custody of the applicable conflict minerals.

Additional Information

A copy of this Form SD is publicly available on the Company’s website at http://ir.interdigital.com/Docs. The Company’s website is provided for general information only and its contents are not incorporated by reference into this Form SD nor deemed filed with the SEC.

Item 1.02 Exhibit

Not applicable.

Section 2 - Exhibits

Item 2.01 Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2019	INTERDIGITAL, INC.

	By:	/s/ Jannie K. Lau
Jannie K. Lau
Chief Legal Officer, General Counsel
and Corporate Secretary